February 14, 2022
Re:
Duddell Street Acquisition Corp.
Registration Statement on Form S-4
Filed December 3, 2021
File No. 333-261483

Keira Nakada
Lyn Shenk
Cara Wirth
Erin Jaskot
Office of Trade & Service
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Dear Keira Nakada, Lyn Shenk, Cara Wirth and Erin Jaskot:
On behalf of Duddell Street Acquisition Corp. (the “Company” or “DSAC”), a company incorporated under the laws of Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 8, 2022 on the Company’s amendment No.1 to registration statement on Form S-4 filed on January 10, 2022 (the “Registration Statement Amendment No.1”). Concurrently with the submission of this letter, the Company is filling its second amendment to the registration statement on Form S-4 (the “Registration Statement Amendment No. 2”) and certain exhibit via EDGAR to the Commission.
The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in the Registration Statement Amendment No. 2 where the disclosure addressing a particular comment appears. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Registration Statement Amendment No. 2.
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Registration Statement Amendment No.1 on Form S-4 Filed January 10, 2022
Cover Page
1. We note your revisions in response to comment 2. While you note that laws and regulations of the People’s Republic of China do not currently have any impact on DSAC’s business, financial condition and results of operations, your disclosure in this section does not affirmatively state whether you are required to receive any permissions or approvals from PRC governmental authorities to consummate this transaction and/or offer the securities being registered to foreign investors. You disclose in your Risk Factors section that no permission is required under the Opinions from any PRC governmental authority, including the China Securities Regulatory Commission; however your disclosure regarding approval by the Cyberspace Administration of China (CAC) is less clear. Please revise this section to disclose specifically whether DSAC, FiscalNote, or any affiliated entity are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), CAC or any other governmental agency that is required to consummate the transactions or issue the securities being registered to foreign investors. If any such approval is required, please state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations or interpretations change and you are required to obtain such permissions or approvals. Please make conforming changes elsewhere in your prospectus as appropriate.
In response to the Staff’s comment, the Company has revised the disclosure on the cover pages of the Registration Statement Amendment No. 2.
2. Please disclose the location of the principal executive offices of the company post- Business Combination. Please also disclose prominently on the cover page that, if true, you are not, and will not, undertake an initial business combination with any entity with principal business operations in China, Hong Kong, or Macau. Finally, please confirm whether DSAC’s IPO proceeds are in a trust account located in the U.S.
In response to the Staff’s comments, the Company has revised the disclosure on the cover page of the Registration Statement Amendment No. 2.
The Company respectfully confirms that its IPO proceeds are in a trust account located in the U.S., which is maintained by Continental Stock Transfer & Trust Company.
3. Please revise to indicate the percentage of economic and voting interest that Tim Hwang and Gerald Yao will hold following the closing of the Business Combination. Please clearly indicate that Tim Hwang and Gerald Yao will be able to control all matters requiring stockholder or board approval, and provide examples of such matter. Please provide similar disclosure elsewhere that you discuss the ownership of Class B holders, and clearly state that the Class B holders are Tim Hwang and Gerald Yao.
In response to the Staff’s comment, the Company has revised the disclosure on the cover pages, in the Letter to Shareholders and on pages 16, 17, 101 and 150 of the Registration Statement Amendment No. 2.
4. Please revise here and in the Letter to Shareholders to clearly state the economic and voting interests that will be held by the DSAC public shareholders, the Class A FiscalNote holders, the Class B FiscalNote holders, the Sponsor (including backstop shares), and the PIPE investors following completion of the Business Combination. Please include total potential ownership interest in the combined company, assuming exercise and conversion of all securities, such as the private placement warrants. Please also revise the diagram on page 33 to separately present the ownership interest for each category of holders. Please include similar disclosure elsewhere in your filing as appropriate.
In response to the Staff’s comment, the Company has revised the disclosure on the cover pages, in the Letter to Shareholders and on pages 15, 16, and 33 of the Registration Statement Amendment No. 2.

What equity stake will current DSAC shareholders and FiscalNote shareholders…, page 15
5. We note your response to comment 4. Please revise the sensitivity analysis to show the potential impact based on an interim redemption level. While you note that the Backstop Agreement means that the amount in the trust account will remain the same, the number of shares owned by non-redeeming shareholders will change depending on the redemption level. Please also disclose the percentage held by the sponsor affiliate(s) who may purchase shares under the Backstop Agreement. Please also disclose total potential ownership here, and elsewhere that such ownership information is presented, assuming exercise and conversion of all securities.
In response to the Staff’s comment, the Company has revised the disclosure on the cover pages, in the Letter to Shareholders and on pages 15, 16, 17, 33, 230 and 231 of the Registration Statement Amendment No. 2.
6. We note your response to comment 14 that underwriting fees remain constant and are not subject to redemption or backstop purchase adjustments. Given that such fees are constant, please disclose, on a percentage basis, what the effective underwriting fee is based on various levels of redemption. Specifically, disclose the underwriting fee as a percentage of proceeds raised in the IPO based on no redemptions, an interim level of redemptions, or maximum redemptions. Your calculations should not take into account the Backstop Agreement.
The Company acknowledges that IPO underwriting fees as a percentage of post-business combination cash in trust could be material to investors to the extent minimum cash is materially less than a SPAC’s IPO proceeds, especially when a minimum cash requirement is waived by a target. However, the Company respectfully advises the Staff that it does not believe underwriting fees as a percentage of the proceeds raised in its IPO at various redemption levels (e.g., no redemption, interim redemption and maximum redemption) is a relevant disclosure to its investors. As a result of the Backstop Agreement ensuring no less than $175 million in trust post-business combination, IPO underwriting fees as a percentage of anything less than $175 million cash in trust sets forth a contractually impossible hypothetical scenario that could only serve to potentially mislead the Company’s public investors. The Company respectfully acknowledges that cash in trust and beneficial ownership post-business combination, which are disclosed throughout Registration Statement Amendment No. 2, are material data points in connection with an investment decision related to the proposed Business Combination. Accordingly, the Company respectfully submits that the current disclosure in Registration Statement Amendment No. 2 appropriately discloses the pro forma cash metrics and beneficial ownership detail material to investors and advises that Staff that disclosing deferred underwriting fees as a percentage of hypothetical minimum cash in trust post-business combination could only serve to present a potentially misleading characterization of pro forma cash balance and point of confusion for its investors.
Summary of the Proxy Statement/Prospectus, page 31
7. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.
In response to the Staff’s comments, the Company respectfully advises that neither of DSAC’s auditor Marcum LLP or FiscalNote’s auditor RSM US LLP is subject to the determinations announced by the PCAOB on December 16, 2021. Both of Marcum LLP and RSM US LLP are PCAOB registered firms and subject to all respective inspections of PCAOB, thus we do not expect the Holding Foreign Companies Accountable Act and related regulations will affect us. In response to the Staff’s comment, the Company has revised the disclosure page 45 of the Registration Statement Amendment No. 2.

8. We note your amended disclosure in response to comment 9 and we reissue it. In your summary of risk factors, disclose the risks that being based in Hong Kong poses to investors who will hold shares in the combined company. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Specifically address how these risks could impact your ability to successfully complete the Business Combination, as applicable, and whether, and if so how, these risks will apply to the post-Business Combination company.
In response to the Staff’s comment, the Company has revised the disclosure pages 44 and 45 of the Registration Statement Amendment No. 2.
Risk Factors, page 70
9. We note your amended disclosure in response to comment 16. Please revise to specifically state that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your Common Stock. Also, we note your statement that “[a]ny such action, once taken by the PRC government towards a company with Hong Kong nexus as DSAC locates in Hong Kong, even if FiscalNote does not have any substantive operations in mainland China, could significantly limit or completely hinder our ability to consummate the Business Combination or New FiscalNote’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.” (Emphasis added). Please revise to state whether FiscalNote has any substantive operations in Hong Kong and remove your reference to “or in extreme cases,” as indicated above. Please provide specific disclosure regarding the risk that the PRC government could hinder your ability to consummate the Business Combination, including the ways in which the PRC government could do so and the efforts or inquiries you have made to mitigate such potential risks.
In response to the Staff’s comments, the Company has revised the disclosure pages 71 and 72 of the Registration Statement Amendment No. 2.
10. We note your amended disclosure in response to comment 17, including that New FiscalNote’s operations could be influenced by China’s government. Specifically, we note your statement that “[i]f any or all of the foregoing were to occur, it could lead to a material adverse change in our operations and limit or hinder New FiscalNote’s ability to offer securities to overseas investors or remain listed in the U.S., which could cause the value of New FiscalNote’s shares to significantly decline or become worthless.” Please provide additional information on the Chinese government’s influence on New FiscalNote, including the specific ways in which it could influence New FiscalNote’s operations or cause the value of its shares to significantly decline or become worthless. Please also clarify whether the Chinese government has any existing ties, affiliations, investments or control over FiscalNote.
In response to the Staff’s comments, the Company has revised the disclosure page 72 of the Registration Statement Amendment No. 2.
We have significant operations and assets in…, page 87
11. In your response to comment 29, you note that FiscalNote’s revenues in Asia, including Hong Kong or China, are not material. In light of your response, please tell us what “significant operations and assets” are located in Hong Kong, as stated in this risk factor.
The Company advises the Staff that it has revised the disclosure on page 85 of Amendment No. 2 to clarify that it has material international operations without indicating that it has significant operations in countries, which, individually, are insignificant.

“FiscalNote has incurred a significant amount of debt … ”, page 90
12. We note your amended disclosure in response to comment 20. Please disclose which of the outstanding debt you intend to repay at the closing of the Business Combination.
The Company respectfully advises the Staff that on the Closing Date, the Company expects to repay all outstanding principal, accrued interest, and prepayment fees (as applicable) related to the Last Out Term Loan and Seller Term Loans, as well as $50.0 million related to the senior secured promissory note. As of September 30, 2021, this amount was approximately $121.5 million, as reflected in Notes 3(h), 3(i), 3(k), and 3(n) of the Unaudited Pro Forma Condensed Combined Balance Sheet in Amendment No. 2, respectively. The Company notes that the actual principal, accrued and unpaid interest, and prepayment penalties will be based on the actual debt outstanding on the closing of the Business Combination, which, as a result of accrued interest, will differ from most recent balance sheet date disclosed in the Registration Statement prior to effectiveness.
In response to the Staff’s Company, the Company has revised the disclosure on page 88 of the Registration Statement Amendment No. 2.
Background of the Business Combination, page 117
13. We note your amended disclosure in response to comment 23. Please disclose information relating to the comparable precedent transactions between 2018 and March 2021, including identifying the transactions and the data from the transactions were used in determining the earnout consideration.
In response to the Staff’s comment, we have revised the disclosure to include a summary of the 183 comparable precedent transactions referenced, including industries involved, the average and median deal size as measured by total equity value, the average earnout as a percentage of equity value and the range of stock trigger points of earnout considerations in these transactions. The revised disclosure can be found on page 119 of Registration Statement Amendment No. 2.
14. We note your response to comment 25 and your amended disclosure on page 123 regarding Citi’s role in preparing presentation materials. Please supplementally explain why the report provided by Citi is not materially related to the transaction. It is unclear from your response why the fact that the valuation of FiscalNote was analyzed and determined by DSAC’s management and reviewed and approved by the DSAC Board before execution of the Business Combination Agreement means that the Citi report is not material. Alternatively, please provide the information required by Item 1015(b) of Regulation M-A, and file any written materials, as well as the consent of the outside party, as exhibits, or explain in further detail why you are not required to do so. Please refer to Item 4(b) of Form S-4.
We respectfully advise the Staff that, the presentation slides provided by Citi to the DSAC Board on November 3, 2021 consisted of both factual information based on publicly available sources (such as market conditions update of the DeSPAC market) and procedural information concerning the proposed transaction and related PIPE financing (such as PIPE outreach update in terms of outreach numbers, wall crossed numbers and numbers of meetings arranged and the expected timetable to announcement and closing of the transaction).. While the deck helped the DSAC Board better understand the process of the proposed transaction and PIPE financing and also provided a general overview of the de-SPAC transaction and related financing markets, none of these aspects was material to the DSAC Board’s approval of the Business Combination because all of the material terms of the Business Combination (such as considerations, minimum cash condition and dual-class structure) were specifically negotiated by the parties thereto without relying on the information included in the Citi deck. The DSAC Board’s review and approval of the Business Combination was based on the factors described in the section titled “DSAC Board Reasons for the Approval of the Business Combination” of the Registration Statement and Citi’s presentation was not material to the DSAC Board’s assessment of any of those factors. As such, we are of the view that the obligation to disclose the information under Item 1015(b) of Regulation M-A with respect to the Citi deck is not triggered. In addition, we respectfully submit that we consider Citi’s presentation slides to be a factual summary of a number of market information and procedural events and therefore are not reports, opinions or appraisals from an outside party that is materially related to the transaction referred to in Regulation M-A 1015(a).
We also respectfully advise the Staff that valuation of FiscalNote is a key aspect of the Business Combination and the consideration to be paid in the Business Combination is based on DSAC’s evaluation of FiscalNote’s enterprise value. The disclosure that “the valuation of FiscalNote was analyzed and determined by DSAC’s management and reviewed and approved by the DSAC Board before execution of the Business Combination Agreement” has highlighted that Citi’s deck was not relevant to the DSAC Board’s assessment of the consideration or the fairness of the consideration to be paid pursuant to the Merger Agreement, which supported our view of not including information under Item 1015(b) of Regulation M-A in relation to the Citi deck in the Registration Statement.
15. We note your amended disclosure in response to comment 24. While you list the topics discussed, it is unclear what about these particular topics was discussed, how issues were resolved, and how this impacted the transaction. As one example, you note that DSAC expressed its preference or an optimal capital structure and discussed with FiscalNote what the optimal amount of debt would be, but the specifics of the optimal amount of debt are not disclosed. Similarly, it’s unclear what FiscalNote presented about the financial projection assumptions. Please revise accordingly.
In response to the Staff’s comments, the Company has revised the disclosure page 117 of the Registration Statement Amendment No. 2.
DSAC Board Reasons for the Approval of the Business Combination, page 124
16. We note your amended disclosure in response to comment 28. Please revise to specifically state whether the DSAC Board considered the consideration to be offered in the Business Combination in evaluating and recommending the Business Combination. To the extent that the DSAC Board did evaluate the consideration, please revise to state as much and disclose whether the DSAC Board considered the transaction to be fair. To the extent the DSAC Board did not evaluate the consideration, please revise to state as much and disclose whether the DSAC Board continues to recommend the Business Combination.
In response to the Staff’s comment, we have revised the disclosure to state that, based on its review of the financial analysis of FiscalNote conducted by DSAC’s management, the DSAC Board considered the consideration being paid in the Business Combination to be fair and reasonable to DSAC and its shareholders. We have also disclosed that the DSAC Board considered this aspect and other factors described in the section titled “The Business Combination Proposal — DSAC Board Reasons for the Approval of the Business Combination” in evaluating and recommending the Business Combination. The revised disclosure can be found on pages 124 and 125 of Registration Statement Amendment No. 2.
17. We note your response to comment 30 and we reissue it. Please revise your Background of the Business Combination section to include any material discussions relating to these factors, such as FiscalNote’s geographic locations, operations, and customer base.
In response to the Staff’s comment, we have revised the disclosure to describe the DSAC Board’s consideration of the FiscalNote’s geographic locations, operations, and customer base. The revised disclosure can be found on pages 121 and 122 of Registration Statement Amendment No. 2.
Financial Analysis, page 126
18. We note your amended disclosure in response to comment 33 and we reissue it in part. Please revise to include the additional analyses and projections that are included in the Investor Presentation in the registration statement.
In response to the Staff’s comment, we have revised the disclosure to describe the additional analysis and projections that were included in the Investor Presentation filed with SEC in November 2021, including (i) certain key historical and projected financial metrics of FiscalNote such as cost of sales, gross profit and adjusted EBITDA and (ii) estimated long term scale of certain key financial metrics such as gross margin, sales and marketing expenses, research and development expenses, general and administrative expenses and EBITDA margin. The revised disclosure can be found on page 128 of Registration Statement Amendment No. 2.
Selected Public Company Analysis, page 127
19. We note your amended disclosure in response to comment 31. Please revise to explain the methodology for determining the Revenue Estimates for 2021-2023 for the selected public companies.
In response to the Staff’s comment, we have revised the disclosure to explain the methodology for determining the 2021-2023 Revenue Estimates for the selected public companies. In particular, the Revenue Estimates are based on broker consensus estimates as of November 3, 2021 from Factset Research Systems and calculated based on the mean of broker estimates, and calendarized on a time-weighted annual rolling basis. The revised disclosure can be found on page 127 of Registration Statement Amendment No. 2.
Conflicts of Interest, page 134
20. We note your amended disclosure in response to comment 58. Please revise to include the table summarizing the entities to which your officers and directors currently have fiduciary duties or contractual obligations.
In response to the Staff’s comments, the Company has revised the disclosure on page 134 of the Registration Statement Amendment No. 2.
Ancillary Agreements Related to the Business Combination
Backstop Agreement, page 142
21. We note your description of the Backstop Agreement. Please revise here, and elsewhere throughout your prospectus as appropriate, to disclose:
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who the certain affiliates of the sponsor are who entered into the Backstop Agreement;

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how the sponsor and its affiliates benefit from the Backstop Agreement. For example, disclose that the public stockholders currently hold a collective 10.6% of your shares may vote against the Business Combination and redeem their shares, but despite this, the Business Combination could still be approved and there would be a sufficient amount of cash in the SPAC’s trust account following the public shareholders’ redemptions; and

•
whether and to what extent the parties to the Backstop Agreement have additional interests in the Business Combination.

Please also revise your Risk Factors, as appropriate, and file the Backstop Agreement as an exhibit.
In response to the Staff’s comment, we have revised the disclosure to describe that certain funds affiliated with the Sponsor have entered into the Backstop Agreement with us. We have also disclosed that the primary purpose of the backstop transaction is to ensure the satisfaction of the minimum cash proceeds condition, reduce redemption risks and facilitate the successful consummation of the Business Combination. The Backstop Parties and the Sponsor will benefit from the consummation of the Business Combination, which benefits are different from, or in addition to, those available to DSAC shareholders generally. Such interests are fully described in the section titled “The Business Combination Proposal — Interests of DSAC’s Directors and Officers and Others in the Business Combination.”
We have also revised the Risk Factors to address the implications of the backstop transactions, including that the Business Combination can still be consummated despite a significant amount of redemption and the purchases by the Backstop Parties may reduce New Fiscal Note’s public float. We have also filed the Backstop Agreement as Exhibit 10.9 to Registration Statement Amendment No. 2.
The revised disclosure can be found on pages 57, 141 and 142 of Registration Statement Amendment No. 2.

CFIUS Approval, page 154
22. Please disclose the reason why CFIUS approval is needed for Manoj Jain and an additional director to serve on the New FiscalNote Board.
The Company respectfully advises the Staff that the Business Combination is not subject to a mandatory CFIUS filing requirement and review. However, DSAC and FiscalNote (the “Parties”) determined that CFIUS has jurisdiction over the Business Combination as a “covered investment” because (i) FiscalNote is likely a “TID US business” as defined at 31 C.F.R. § 800.248 as a result of certain non-public communications data it holds, and (ii) the Sponsor is acquiring the right to appoint two (2) directors to the board of New FiscalNote. Accordingly, the Parties elected to file with CFIUS on a voluntary basis and have conditioned Sponsor’s board nomination rights on CFIUS approval.
In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Registration Statement Amendment No. 2.
Business of FiscalNote, page 200
23. We note your response to comment 40. Please revise to include your response in the comment letter as disclosure in this section.
In response to the Staff’s comment, the Company has revised the disclosure on page 201 of the Registration Statement Amendment No. 2.
Acquisition Opportunities, page 203
24. We note your amended disclosure in response to comment 42, including that FiscalNote is “tracking” 80 companies. Please revise to elaborate on what you mean by “tracking.” Please also revise to disclose that you are in various stages of discussions with 20 of the companies. Additionally, we note that your investor presentation included in the Duddell Street Form 8-K filed on November 8, 2021 indicates on slide 29 that you have identified over 900 targets, shortlisted 55 targets and have entered into discussions or LOIs with 17 targets. Please advise.
The Company advises the Staff that FiscalNote actively manages a robust pipeline of acquisition candidates that are in various stages of prospecting, evaluation and diligence. At the broadest assessment stage, FiscalNote identifies companies within its industry for evaluation and reviews these companies as potential acquisition candidates. Thereafter, FiscalNote selects a subset to actively “track”, i.e., monitoring and assessing as a suitable candidate, to potentially approach for discussions. The Company advises the Staff that it has revised page 203 of Amendment No. 2 to clarify that it is actively monitoring and assessing over 80 companies as potential acquisition candidates and is currently in various stages of discussions with 20 of these potential candidates.
The Company further advises the Staff that FiscalNote’s acquisition pipeline is fluid and, to the extent FiscalNote enters into an LOI with a potential target, such LOI is most likely non-binding. Accordingly, the information in the investor deck is primarily intended to convey the various stages of the acquisition pipeline — from its broadest stage of identifying companies within its industry or having potential synergies, to selecting a subset to monitor and assess and finally, of the subset being monitored and assessed, the determination to approach a potential candidate. However, FiscalNote’s acquisition pipeline is fluid and, as such, the Company advises the Staff that it believes completed acquisitions to date and a general reference to the number of potential targets that FiscalNote is actively monitoring appropriately quantifies the status of FiscalNote’s acquisition pipeline.
FiscalNote’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators and Non-GAAP Measures, page 212
25. We note that your Investor Presentation includes Average Account Value and Annual Contract Value as metrics. Please tell us whether you consider these metrics to be key performance indicators and if not, why not.
The Company respectfully advises the Staff that New FiscalNote’s management does not consider Average Account Value and Annual Contract Value key performance indicators and, accordingly, does not intend to report these metrics on a going-forward basis. As FiscalNote’s product suite has grown significantly over the last few years, metrics reporting average contract value have grown increasingly less useful for management’s assessment of performance given the growing diversity of FiscalNote’s products and related contracts. As such, management relies on broader revenue based metrics, including Annual Recurring Revenue (“ARR”) and Net Revenue Retention (“NRR”), as a means to assess trends in FiscalNote’s revenue growth and customer retention. Accordingly, on a going-forward basis, FiscalNote’s management believes ARR and NRR will serve as meaningful indicators of New FiscalNote’s continuous operational performance and best facilitate investor assessment of underlying trends and indicators of its business.
Beneficial Ownership of Securities, page 254
26. We note the 5% Beneficial Owners of New FiscalNote, including FN SPV Holdings Pty Ltd, Radical Investments LP, and Visionnaire Ventures Fund I, L.P. Please provide the information required by Item 403 of Regulation S-K, including the natural person or persons who have voting and investment control of the shares held by these entities.
The Company respectfully advises the Staff that FN SPV Holdings Pty will liquidate prior to consummation of the Business Combination and, accordingly, the shares of FiscalNote held by the fund will be distributed to the funds investors. As such, FN SPV Holdings Pty will not be a 5% holder in New FiscalNote. Additionally, FiscalNote has determined that each of Radical Investments LP and Visionnaire Ventures Fund I, L.P. will not be 5% holders in New FiscalNote following the Business Combination. Accordingly, the beneficial ownership table on page 256 of Registration Statement Amendment No. 2 has been updated to remove references to these entities.
Further the Company respectfully advises the Staff that it will include the completed beneficial ownership table in a subsequent amendment to the Registration Statement.
New FiscalNote Management After the Business Combination, page 257
27. We note that Manoj Jain and another individual are to serve as a directors of New FiscalNote pending CFIUS approval. However, we note that they are not included in the chart on page 257 that depicts New FiscalNote Management After the Business Combination. Please revise.
In response to the Staff’s comment, the Company has revised the disclosure on pages 257 and 259 of the Registration Statement Amendment No. 2.
U.S. Federal Income Tax Considerations, page 276
28. We note your response and amended disclosure to comment 52 and we reissue it in part. Please include disclosure of the material tax consequences of the Business Combination, and provide a tax opinion to the extent required. In this regard, we note that the Merger Agreement indicates that the parties intend for the merger to qualify as a reorganization under Section 368(a). If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please make similar revisions where you discuss the tax consequences of the transaction, and include risk factor disclosure, as appropriate. Refer to Section III of Staff Legal Bulletin 19.
Respectfully, the Company does not believe that any additional disclosure is required regarding the tax consequences of the Business Combination. For U.S. federal income tax purposes, the Business Combination is a transaction separate from the domestication transaction. The consequences that would result from a failure of the Business Combination to qualify as a tax-free merger would be borne solely by the security holders of FiscalNote at the time of the Business Combination. Thus, whether the Business Combination qualifies as a tax-free transaction for U.S. federal income tax purposes is irrelevant to DSACs security holders. Because the proxy statement contained in the Registration Statement is addressed solely to the security holders of DSAC, DSAC does not believe that the Registration Statement needs to address the tax treatment of the Business Combination. To DSAC’s knowledge, FiscalNote is planning to solicit consent from its stockholders separately and inform its own stockholders of the tax consequences of the Business Combination in connection therewith.
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If you have any questions regarding this submission, please contact James C. Lin at +852-2533-3368 (james.lin@davispolk.com) or Miranda So at +852-2533-3373 (miranda.so@davispolk.com), or Sabrina He at +86-10-8567-5017 (huiting.he@davispolk.com), or Haiyang Zhao at +852-2533-1026 (haiyang.zhao@davispolk.com).
Thank you for your time and attention.
Yours sincerely,
/s/ James C. Lin

James C. Lin
cc:
Manoj Jain, Chief Executive Officer
Duddell Street Acquisition Corp.

Tim Hwang, Chief Executive Officer
Paul Donnell, Chief Accounting Officer
FiscalNote Holdings, Inc.
Brandon J. Bortner, Esq.
Paul Hastings LLP
Derek White, CPA, Partner
Marcum LLP
Charles Carr, CPA, Partner
RSM US LLP